Exhibit 99.1

TABOOLA.COM LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

INDEX

Page

Consolidated Interim Balance Sheets	2

Consolidated Interim Statements of Loss	3

Consolidated Interim Statements of Comprehensive Loss	4

Consolidated Interim Statements of Convertible Preferred Shares and Shareholders' Equity	5-6

Consolidated Interim Statements of Cash Flows	7

Notes to Consolidated Interim Financial Statements	8-22

TABOOLA.COM LTD.

CONSOLIDATED INTERIM BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2022	December 31, 2021
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$233,740	$319,319
Short-term investments	74,733	—
Restricted deposits	750	1,000
Trade receivables (net of allowance for credit losses of $4,074 and $3,895 as of June 30, 2022, and December 31, 2021, respectively)	199,619	245,235
Prepaid expenses and other current assets	75,105	63,394
Total current assets	583,947	628,948
NON-CURRENT ASSETS
Long-term prepaid expenses	30,154	32,926
Restricted deposits	4,137	3,897
Deferred tax assets, net	1,455	1,876
Operating lease right of use assets	60,573	65,105
Property and equipment, net	72,883	63,259
Intangible assets, net	219,315	250,923
Goodwill	550,568	550,380
Total non-current assets	939,085	968,366
Total assets	$1,523,032	$1,597,314
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	$214,487	$259,941
Short-term operating lease liabilities	14,351	12,958
Accrued expenses and other current liabilities	104,402	124,662
Current portion of long-term loan	3,000	3,000
Total current liabilities	336,240	400,561
LONG-TERM LIABILITIES
Deferred tax liabilities, net	38,130	51,027
Warrants liability	5,227	31,227
Long-term loan, net of current portion	284,617	285,402
Long-term operating lease liabilities	50,978	61,526
Total long-term liabilities	378,952	429,182
COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 as of June 30, 2022 and December 31, 2021; 240,679,908 and 234,031,749 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	869,201	824,016
Accumulated other comprehensive loss	(3,783)	—
Accumulated deficit	(57,578)	(56,445)
Total shareholders' equity	807,840	767,571
Total liabilities and shareholders' equity	$1,523,032	$1,597,314

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited

Revenues	$342,695	$329,072	$697,421	$632,022
Cost of revenues:
Traffic acquisition cost	199,486	212,202	415,984	409,238
Other cost of revenues	26,848	16,625	53,046	33,040
Total cost of revenues	226,334	228,827	469,030	442,278

Gross profit	116,361	100,245	228,391	189,744

Operating expenses:
Research and development	34,079	30,050	64,491	53,943
Sales and marketing	66,405	69,136	127,773	103,444
General and administrative	25,428	54,468	53,377	64,144
Total operating expenses	125,912	153,654	245,641	221,531

Operating loss	(9,551)	(53,409)	(17,250)	(31,787)
Finance income (expenses), net	4,764	(85)	15,959	(883)
Loss before income taxes	(4,787)	(53,494)	(1,291)	(32,670)
Income tax benefit (expenses)	(234)	(7,922)	158	(10,159)
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)

Less: Undistributed earnings allocated to participating securities	—	(6,029)	—	(11,944)
Net loss attributable to Ordinary shares – basic and diluted	(5,021)	(67,445)	(1,133)	(54,773)
Net loss per share attributable to Ordinary shareholders, basic and diluted	$(0.02)	$(1.39)	$(0.00)	$(1.18)
Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, basic and diluted	250,777,915	48,518,124	249,095,931	46,351,830

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited

Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities	(259)	—	(259)	—
Unrealized losses on derivative instruments	(3,294)	—	(3,524)	—
Other comprehensive loss	(3,553)	—	(3,783)	—
Comprehensive loss	$(8,574)	$(61,416)	$(4,916)	$(42,829)

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Ordinary shares
	Number	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as of March 31, 2022 (unaudited)	238,816,867	$—	$846,701	$(52,557)	$(230)	$793,914

Share-based compensation expenses	—	—	20,935	—	—	20,935
Exercise of options and vested RSUs	1,863,041	—	1,905	—	—	1,905
Payments of tax withholding for share-based compensation	—	—	(340)	—	—	(340)
Other comprehensive loss	—	—	—	—	(3,553)	(3,553)
Net loss	—	—	—	(5,021)	—	(5,021)
Balance as of June 30, 2022 (unaudited)	240,679,908	$—	$869,201	$(57,578)	$(3,783)	$807,840

	Convertible Preferred shares		Ordinary shares
	Number	Amount	Number	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balance as of March 31, 2021 (unaudited)	121,472,152	$170,206	$44,195,735	$—	$86,941	$(12,910)	$74,031

Conversion of Preferred shares to Ordinary shares	(121,472,152)	(170,206)	121,472,152	—	170,206	—	170,206
Issuance of Ordinary shares	—	—	43,971,516	—	284,482	—	284,482
Share-based compensation expenses	—	—	—	—	78,667	—	78,667
Exercise of options and vested RSUs	—	—	1,558,856	—	1,368	—	1,368
Net loss	—	—	—	—	—	(61,416)	(61,416)
Balance as of June 30, 2021 (unaudited)	—	$—	$211,198,259	$—	$621,664	$(74,326)	$547,338

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Ordinary shares
	Number	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as of December 31, 2021	234,031,749	$—	$824,016	$(56,445)	$—	$767,571

Share-based compensation expenses	—	—	41,281	—	—	41,281
Exercise of options and vested RSUs	6,648,159	—	6,089	—	—	6,089
Payments of tax withholding for share-based compensation	—	—	(2,185)	—	—	(2,185)
Other comprehensive loss	—	—	—	—	(3,783)	(3,783)
Net loss	—	—	—	(1,133)	—	(1,133)
Balance as of June 30, 2022 (unaudited)	240,679,908	$—	$869,201	$(57,578)	$(3,783)	$807,840

	Convertible Preferred shares		Ordinary shares
	Number	Amount	Number	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balance as of December 31, 2020	121,472,152	$170,206	$41,357,049	$—	$78,137	$(31,497)	$46,640

Conversion of Preferred shares to Ordinary shares	(121,472,152)	(170,206)	121,472,152	—	170,206	—	170,206
Issuance of Ordinary shares	—	—	43,971,516	—	284,482	—	284,482
Share-based compensation expenses	—	—	—	—	83,920	—	83,920
Exercise of options and vested RSUs	—	—	4,397,542	—	4,919	—	4,919
Net loss	—	—	—	—	—	(42,829)	(42,829)
Balance as of June 30, 2021 (unaudited)	—	$—	$211,198,259	$—	$621,664	$(74,326)	$547,338

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited
Cash flows from operating activities
Net loss	$(1,133)	$(42,829)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	45,489	16,890
Share-based compensation expenses	40,261	83,654
Net loss (gain) from financing expenses	4,316	(1,357)
Revaluation of the Warrants liability	(26,000)	272
Amortization of loan issuance costs	715	—
Accrued interest on short-term investments, net	(137)	—
Change in operating assets and liabilities:
Decrease in trade receivables	45,616	19,031
Increase in prepaid expenses and other current assets and long-term prepaid expenses	(6,350)	(33,757)
Decrease in trade payables	(52,525)	(31,025)
Increase (decrease) in accrued expenses and other current liabilities	(22,946)	5,284
Decrease in deferred taxes, net	(12,476)	(917)
Change in operating lease right of use assets	7,639	7,291
Change in operating lease liabilities	(12,262)	(8,557)
Net cash provided by operating activities	10,207	13,980
Cash flows from investing activities
Purchase of property and equipment, including capitalized internal-use software	(16,252)	(21,675)
Cash paid in connection with acquisitions	(620)	—
Proceeds from restricted deposits	10	2,536
Payments of cash in escrow for acquisition of a subsidiary	(2,100)	—
Purchase of short-term investments	(74,855)	—
Net cash used in investing activities	(93,817)	(19,139)
Cash flows from financing activities
Exercise of options and vested RSUs	6,032	4,919
Issuance of Ordinary shares, net of offering costs	—	287,432
Payments of tax withholding for share-based compensation expenses	(2,185)	—
Repayment of current portion of long-term loan	(1,500)	—
Issuance of Warrants	—	53,883
Net cash provided by financing activities	2,347	346,234
Exchange differences on balances of cash and cash equivalents	(4,316)	1,357
Increase (decrease) in cash and cash equivalents	(85,579)	342,432
Cash and cash equivalents - at the beginning of the period	319,319	242,811
Cash and cash equivalents - at end of the period	$233,740	$585,243

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$16,162	$5,831
Interest	$10,373	$—
Non-cash investing and financing activities:
Purchase of property, plant and equipment	$7,353	$966
Share-based compensation included in capitalized internal-use software	$1,020	$265
Deferred offering costs incurred during the period included in long-term prepaid expenses	$—	$2,950
Creation of operating lease right-of-use assets	$3,107	$—
Adjustment of right-of-use assets upon modification of existing lease	$—	$(2,382)

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL

a.	Taboola.com Ltd. (together with its subsidiaries, the “Company” or “Taboola”) was incorporated under the laws of the state of Israel and commenced its operations on September 3, 2006.

Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence-based, algorithmic engine developed over the 14 years since the company began operations in 2007. Taboola partners with websites, devices, and mobile apps (collectively referred to as “digital properties”), to recommend editorial content and advertisements on the Open Web. Digital properties use Taboola’s technology platforms to achieve their business goals, such as driving new audiences to their sites and apps or increasing engagement with existing audiences. Taboola also provides monetization opportunities to digital properties by surfacing paid recommendations by advertisers. Taboola is a business-to-business company with no competing consumer interests. Taboola empowers advertisers to leverage its proprietary AI-powered recommendation platform to reach targeted audiences utilizing effective, native ad-formats across digital properties. As part of the Company e-Commerce offerings, it also syndicates its retailer advertisers’ monetized product listings and links (clickable advertisements) into commerce content-oriented consumer experiences on both the Open Web and within the dominant traditional ad platforms. Taboola generates revenues when people (consumers) click on, purchase from or, in some cases, view the ads that appear within its recommendation platform. The Company’s customers are the advertisers, merchants and affiliate networks that advertise on the Company's platform (“Advertisers”). Advertisers pay Taboola for those clicks, purchases or impressions, and Taboola shares a portion of the resulting revenue with the digital properties who display those ads.

b.
On September 1, 2021, the Company completed the acquisition of Shop Holding Corporation (“Connexity”) (“Connexity Acquisition”), an independent e-Commerce media platform in the open web, from Shop Management, LLC (“Seller”). Connexity is a technology and data-driven integrated marketing services company focused on the e-commerce ecosystem. Through a focus on performance-based retail marketing, Connexity enables retailers and brands to understand their consumers better, acquire new customers at a lower cost, and increase sales from their target consumers. Connexity offers a comprehensive range of marketing services to online retailers and brands in the U.S. and Europe, including syndicated product listings, search marketing, and customer insights. Connexity corporate headquarters is in Santa Monica, California, and the Company also maintains an office in Karlsruhe, Germany.

The Connexity Acquisition was accounted for by the purchase method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed.

The total purchase price for the Connexity Acquisition was $752,202, subject to customary purchase price adjustments for working capital, the payment of existing Connexity debt, expenses and the other terms and conditions described in the Purchase Agreement.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of Taboola.com Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The consolidated balance sheet as of December 31, 2021, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

Therefore, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 24, 2022.

In the opinion of the Company’s management, the unaudited consolidated interim financial statements have been prepared on a basis consistent with the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s unaudited interim consolidated financial statements. The results of operations for the three and six months ended June 30, 2022, are not necessarily indicative of the results to be expected for the full year ending December 31, 2022, or any other future interim or annual period.

Use of Estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to accounts receivable and allowance for credit losses, acquired intangible assets and goodwill, the useful life of intangible assets, capitalized internal-use software, property and equipment, the incremental borrowing rate for operating leases, share-based compensation including the determination of the fair value of the Company’s share-based awards, the fair value of financial assets and liabilities, including the fair value of marketable securities, the Private Warrants and derivative instruments, and the valuation of deferred taxes and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2021 as filed with the SEC dated March 24, 2022. There have been no significant changes to these policies during the six months ended June 30, 2022, except as noted below.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and highly liquid marketable securities investments, money market account and funds, commercial paper and corporate debt securities, with an original maturity of three months or less at the date of purchase and are readily convertible to known amounts of cash.

Derivative Financial Instruments

The Company accounts for derivatives and hedging based on ASC 815 (“Derivatives and Hedging”). ASC 815 requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on their intended use and their designation.

Changes in the fair value of these derivatives are recorded in accumulated other comprehensive loss as a component of shareholders’ equity in the consolidated balance sheets until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gains or losses on the derivative to the same financial statement line item in the consolidated statements of loss to which the derivative relates. In case the Company discontinues cash flow hedges, it records the related amount in finance income (expenses), net, on the consolidated statements of loss.

The Company accounts for its derivative financial instruments as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets at their fair value.

Marketable Securities

The Company classifies its marketable securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the consolidated balance sheets.
The Company carries these securities at fair value and records unrealized gains and losses, net of taxes, in accumulated other comprehensive loss as a component of shareholders’ equity, except for changes in allowance for expected credit losses, which are recorded in finance income (expenses), net.

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in finance income (expenses), net, in the consolidated statements of loss.

If neither of these criteria are met, the Company determines whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.

Realized gains and losses on available-for-sale marketable securities are included in the consolidated statements of loss.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-      CASH AND CASH EQUIVALENTS

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	June 30, 2022	December 31, 2021
	Unaudited

Cash	$139,241	$137,050
Time deposits	44,111	57,205
Money market accounts and funds	35,469	125,064
Commercial paper	11,986	—
Corporate debt securities	2,933	—

Total Cash and cash equivalents	$233,740	$319,319

NOTE 4:-      FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. The Company did not have any transfers between fair value measurements levels in the six months ended June 30, 2022.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2022 and December 31, 2021, by level within the fair value hierarchy:

		Fair value measurements as of
Description	Fair Value Hierarchy	June 30, 2022	December 31, 2021
		Unaudited
Assets:
Cash equivalents:
Money market accounts and funds	Level 1	$35,469	$125,064
Commercial paper	Level 2	$11,986	$—
Corporate debt securities	Level 2	$2,933	$—

Short-term investments:
U.S. government treasuries	Level 2	$44,868	$—
Commercial paper	Level 2	$18,470	$—
Corporate debt securities	Level 2	$9,053	$—
U.S. Agency bonds	Level 2	$2,342	$—

Liabilities:
Warrants liability:
Public Warrants	Level 1	$(2,023)	$(8,963)
Private Warrants	Level 3	$(3,204)	$(22,264)

Derivative instruments liability:
Derivative instruments designated as cash flow hedging instruments	Level 2	$(3,524)	$—

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-      FAIR VALUE MEASUREMENTS (Cont.)

The Company classifies its money market accounts and funds as Level 1 based on quoted market prices in active markets.

The Company classifies its U.S. government treasuries, corporate debt securities, commercial paper, U.S. agency bonds and derivative financial instruments within Level 2 as they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded.

The Company measures the fair value for Warrants by using a quoted price for the Public Warrants, which are classified as Level 1, and a Black-Scholes simulation model for the Private Warrants, which are classified as Level 3, due to the use of unobservable inputs.

The key inputs into the Black-Scholes model for the Private Warrants were as follows:

Input	June 30, 2022	December 31, 2021

Risk-free interest rate	2.95% - 2.96%	1.07% - 1.18%
Expected term (years)	3.26 - 4.00	3.75 - 4.50
Expected volatility	69.2% - 71.3%	66.1% - 68.6%
Exercise price	$11.50	$11.50
Underlying Stock Price	$2.53	$7.78

The Company’s use of a Black-Scholes model required the use of subjective assumptions:
●	The risk-free interest rate assumption was interpolated based on constant maturity U.S. Treasury rates over a term commensurate with the expected term of the Warrants.
●
The expected term was based on the maturity of the Warrants five years following June 29, 2021, the Merger Transaction date, and for certain Private Warrants the maturity was determined to be five years from the date of the October 1, 2020, ION initial public offering effective date.

●	The expected share volatility assumption was based on the implied volatility from a set of comparable publicly-traded companies as determined based on size and proximity.

The following table presents the changes in the fair value of Warrants liability:

Input	Private Warrants	Public Warrants	Total Warrants

Fair value as of December 31, 2021	$22,264	$8,963	$31,227
Change in fair value	(19,060)	(6,940)	(26,000)
Fair value as of June 30, 2022 (unaudited)	$3,204	$2,023	$5,227

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-      SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale marketable securities:

	June 30, 2022
	Unaudited
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries	$45,045	$—	$(177)	$44,868
Commercial paper	18,501	—	(31)	18,470
Corporate debt securities	9,101	—	(48)	9,053
U.S. Agency bonds	2,345	—	(3)	2,342
Total	$74,992	$—	$(259)	$74,733

As of December 31, 2021 the Company did not have any available-for-sale marketable securities.

As of June 30, 2022, the unrealized losses related to marketable securities (which were accumulated in a period of less than 12 months) were determined not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of June 30, 2022, all of the Company’s available-for-sale marketable securities were due within one year.

NOTE 6:-      DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company enters into foreign currency forward and option contracts with financial institutions to protect itself against the foreign exchange risks, mainly exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S dollar that are associated with forecasted future cash flows for up to twelve months, the Company enters into foreign currency forward contracts with financial institutions. The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates; these derivative instruments are designated as cash flow hedges. The Company does not enter into derivative transactions for trading or speculative purposes.

As of June 30, 2022, the notional amounts of the Company’s derivative instruments designated as cash flow hedging instruments outstanding in U.S. dollars, which are translated and calculated based on forward rates, amounted to $33,097.

The Company records all cash flow hedging instruments on the consolidated balance sheets at fair value. The fair value of cash flow hedging instruments recorded as liabilities as of June 30, 2022, was $3,524, which were recorded in accrued expenses and other current liabilities in the consolidated interim balance sheets.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-      DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Cont.)

The changes related to cash flow hedging instruments, recorded in the consolidated interim statements of loss, for the three and six months ended June 30, 2022, were as follows:

	Reclassification of losses into losses from accumulated other comprehensive loss
	Three months ended June 30,	Six months ended June 30,
	2022	2022
	Unaudited
Cost of revenues	$142	$145
Research and development	959	979
Sales and marketing	182	186
General and administrative	161	164
Total losses recognized in the consolidated interim statements of loss	$1,444	$1,474

Effect of Foreign Currency Contracts on Accumulated Other Comprehensive Loss

Net unrealized losses of foreign currency contracts designated as cash flow hedging instruments are recorded in accumulated other comprehensive loss.

The changes in unrealized losses on the Company’s derivative instruments recorded in accumulated other comprehensive loss were as follows:

Six months ended June 30, 2022
Unaudited

Unrealized losses on derivative instruments as of December 31, 2021	$—
Changes in fair value of derivative instruments	(4,998)
Reclassification of losses recognized in the consolidated interim statements of loss from accumulated other comprehensive loss	1,474
Unrealized losses on derivative instruments as of June 30, 2022 (unaudited)	$(3,524)

As of December 31, 2021 the Company did not have any derivative instruments or hedging activities.

All net deferred losses in accumulated other comprehensive loss as of June 30, 2022, are expected to be recognized over the next twelve months as operating expenses in the same financial statement line item in the consolidated interim statements of loss to which the derivative relates.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-      GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table represents the changes in the carrying amounts of the Company’s total goodwill:

Carrying Amount

Balance as of December 31, 2021	$550,380
Purchase accounting adjustment (1)	188
Balance as of June 30, 2022 (unaudited)	$550,568

(1) Additional payment related to working capital adjustments for the Connexity acquisition.

Intangible Assets, Net

Definite-lived intangible assets, net consist of the following:

	Gross Fair Value	Accumulated Amortization	Net Book Value
June 30, 2022 (unaudited)
Merchant/ Network affiliate relationships	$146,547	$(27,138)	$119,409
Technology	73,403	(26,290)	47,113
Publisher relationships	42,933	(8,944)	33,989
Tradenames	23,997	(6,666)	17,331
Customer relationship	12,256	(10,783)	1,473
Total	$299,136	$(79,821)	$219,315

December 31, 2021	Gross Fair Value	Accumulated Amortization	Net Book Value
Merchant/ Network affiliate relationships	$146,547	$(10,879)	$135,668
Technology	73,403	(20,616)	52,787
Publisher relationships	42,933	(3,640)	39,293
Tradenames	23,997	(2,711)	21,286
Customer relationship	12,256	(10,367)	1,889
Total	$299,136	$(48,213)	$250,923

Amortization expenses for intangible assets were $15,828 and $639, for the three months ended June 30, 2022 and 2021, respectively, and $31,608 and $1,278, for the six months ended June 30, 2022 and 2021, respectively.

The estimated future amortization expense of definite-lived intangible assets as of June 30, 2022 is as follows (unaudited):

Year Ending December 31,
2022 (Remainder)	$31,735
2023	63,462
2024	60,120
2025	51,031
2026	12,967
Total	$219,315

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-      LONG-TERM LOAN

Concurrently with the closing of the Connexity Acquisition, on September 1, 2021, the Company entered into a $300,000 senior secured term loan credit agreement (the “Credit Agreement”), among the Company, a wholly-owned Company’s subsidiary, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for borrowings in an aggregate principal amount of up to $300,000 (the “Facility”).

The Facility was fully drawn at closing, net of issuance expenses of $11,250, and the proceeds were used by the Company to finance a portion of the Connexity Acquisition.

The Facility is subject to customary borrowing conditions and bears interest at a variable annual rate based on LIBOR or Base Rate plus a fixed margin. The Facility will mature on the seventh anniversary of the closing date and amortizes at a rate of 1.00% per annum payable in equal quarterly installments, with the remaining principal amount due at maturity.

The Facility is mandatorily prepayable with a portion of the net cash proceeds of certain dispositions of assets, a portion of Taboola’s excess cash flow and the proceeds of incurrences of indebtedness not permitted under the Credit Agreement.

The Credit Agreement also contains customary representations, covenants and events of default. Failure to meet the covenants beyond applicable grace periods could result in acceleration of outstanding borrowings and/or termination of the Facility. The Company was in compliance with the financial covenants as of June 30, 2022.

As of June 30, 2022, the total future principal payments related to Credit Facilities are as follows (unaudited):

Amount
Year Ending December 31,
2022 (current maturities)	$1,500
2023	3,000
2024	3,000
2025	3,000
2026	3,000
2027	3,000
2028	281,250
Total	$297,750

The Facility is guaranteed by the Company and all of its wholly-owned material subsidiaries, subject to certain exceptions set forth in the Credit Agreement (collectively, the “Guarantors”). The obligations of the Borrower and the Guarantors are secured by substantially all the assets of the Borrower and the Guarantors including stock of subsidiaries, subject to certain exceptions set forth in the Credit Agreement.

The total interest expenses recognized in connection with the Long-term loan for the three and six months ended June 30, 2022 were $3,940 and $7,672, respectively.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-      SHAREHOLDERS' EQUITY AND SHARE INCENTIVE PLANS

Share Incentive Plans

a.
On November 16, 2021, the Tel Aviv District Court Economic Department (the “Israeli Court”) approved the Company’s motion for a program of up to $60,000 to be utilized in connection with a net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation on behalf of its directors, officers and other employees and possible future share repurchases (the “Program”). On November 18, 2021, the Company’s board of directors (the “Board”) granted the Company’s management the discretion to utilize the Program with an initial budget of up to $15,000 for a six-month period following the Board approval. In addition, on December 14, 2021, the Company’s shareholders approved an amendment to the Company’s Compensation Policy allowing the Company to implement the net issuance mechanism for ‘Office Holders’ (as defined in the Israeli Companies Law 5759-1999) grants as well. The approval by the Israeli Court was limited to a six (6) month period.

On March 22, 2022, the Board approved the filing of another motion with the Israeli Court to extend the initial approval of the Program. On April 7, 2022, the Company filed a motion with the Israeli Court to extend the initial approval of the Program and on May 19, 2022, the Israeli Court approved the motion. The approval by the Israeli Court is in effect through November 16, 2022. The Company expects to make successive requests to the Israeli Court for similar approvals.

For the six months ended June 30, 2022, the Company utilized the net issuance mechanism in connection with equity-based compensation for certain Office Holders, which resulted in a tax withholding payment by the Company of $2,185 which was recorded as a reduction of additional paid-in capital.

b.	The following is a summary of share option activity and related information for the six months ended June 30, 2022 (including employees, directors, officers and consultants of the Company):

	Outstanding Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2021	47,532,923	$2.64	5.73	$247,734
Granted	20,000	6.52
Exercised	(3,442,418)	1.73		$14,000
Forfeited	(699,020)	5.56
Balance as of June 30, 2022 (unaudited)	43,411,485	$2.67	6.25	$41,712
Exercisable as of June 30, 2022 (unaudited)	32,920,866	$1.67	5.47	$37,305

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the period.

The weighted-average grant date fair value of options granted during the six months ended June 30, 2022, was $6.52.

As of June 30, 2022, unrecognized share-based compensation cost related to unvested share options was $35,893, which is expected to be recognized over a weighted-average period of 1.6 years.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-      SHAREHOLDERS' EQUITY AND SHARE INCENTIVE PLANS (Cont.)

b.	The following is a summary of the RSU activity and related information for the six months ended June 30, 2022:

	Outstanding Restricted Shares Unit	Weighted Average Grant Date Fair Value

Balance as of December 31, 2021	21,613,189	$8.16
Granted	11,644,039	6.22
Vested (*)	(3,205,741)	6.77
Forfeited	(1,430,447)	7.25
Balance as of June 30, 2022 (unaudited)	28,630,997	$7.17

(*) A portion of the shares that vested were netted out to satisfy the tax obligations of the recipients. During the six months ended June 30, 2022, a total of 411,090 RSUs were canceled to satisfy tax obligations, resulting in net issuance of 419,310 shares.

The total release date fair value of RSUs was $17,631, during the six months ended June 30, 2022.

As of June 30, 2022, unrecognized share-based compensation cost related to unvested RSUs was $127,444, which is expected to be recognized over a weighted-average period of 3.12 years.

The total share-based compensation expense related to all of the Company’s share-based awards recognized for the three and six months ended June 30, 2022 and 2021, was comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
Cost of revenues	$851	$455	$1,554	$580
Research and development	7,443	8,947	13,545	12,385
Sales and marketing	7,397	35,040	12,697	36,171
General and administrative	4,741	34,081	12,465	34,518
Total share-based compensation expense	$20,432	$78,523	$40,261	$83,654

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-    INCOME TAXES

The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses and tax regulations. The Company’s effective tax rates were 12.3% and (31%) for the six months ended June 30, 2022 and 2021, respectively. The difference between the Company’s effective tax rate and the 23% statutory rate in Israel for the six months ended June 30, 2022, resulted primarily from tax benefits associated from losses incurred in the U.S. partly offset by tax expenses in other jurisdictions.

NOTE 11:-    COMMITMENTS AND CONTINGENCIES

Commercial Commitments

In the ordinary course of the business, the Company enters into agreements with certain digital properties, under which, in some cases it agrees to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer.

Non-cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties to purchase primarily software and IT related-based services. As of June 30, 2022, the Company had outstanding non-cancelable purchase obligations in the amount of $17,224.

Non-cancelable Lease Obligations

As of June 30, 2022, the Company entered into an additional new 10 year operating lease, with the occupancy period commencing August 2022. The Company’s non-cancelable lease payments are approximately $13,115.

Legal Proceedings

a.
In October 2019, one of the Company's digital properties (the "Digital Property") filed a claim against the Company in the Paris Commercial Court for approximately $706 (the "Claim"). According to the Claim, the Company allegedly has failed to pay certain minimum guarantee payments for the years 2016 to 2019. It is the Company's position that there are no merits to the Claim because the Digital Property did not act in accordance with the agreement and a counterclaim in the amount of $1,970 was filed by the Company for a refund of certain compensation that was paid. A virtual trial took place on February 24, 2021, and the Paris Commercial Court dismissed Digital property claims and ordered them to pay an amount of approximate $12 in costs to Taboola. On June 1, 2021, the Digital Property filed an appeal against the decision of the Paris Commercial Court, and their appellate briefs in early September. Taboola filed its response to these claims on January 31, 2022. Digital Property replied on April 29, 2022. The court has set March 2, 2023, as the end of the instruction period and May 10, 2023, for the trial.

b.
In April 2021, the Company became aware that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation of hiring activities in the Company’s industry, including the Company. The Company is cooperating with the Antitrust Division. While there can be no assurances as to the ultimate outcome, the Company does not believe that its conduct violated applicable law.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-    COMMITMENTS AND CONTINGENCIES (Cont.)

c.
In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise and record a provision, as necessary. Provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, it believes would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

NOTE 12:-    GEOGRAPHIC INFORMATION

The following table represents total revenue by geographic area based on the Advertisers’ billing address:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
Israel	$49,102	$50,510	$99,796	$85,047
United Kingdom	19,401	17,221	37,945	32,737
United States	129,531	121,163	264,217	244,470
Germany	29,093	34,706	67,485	68,375
France	13,249	15,344	27,012	31,348
Rest of the world	102,319	90,128	200,966	170,045
Total	$342,695	$329,072	$697,421	$632,022

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-    NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to Ordinary shareholders for the periods presented:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
Basic net loss per share
Numerator:
Net loss	$(5,021)	$(61,416)	$(1,333)	$(42,829)
Less: Undistributed earnings allocated to participating securities	—	(6,029)	—	(11,944)
Net loss attributable to Ordinary shares – basic	$(5,021)	$(67,445)	$(1,333)	$(54,773)

Denominator:
Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, basic	250,777,915	48,518,124	249,095,931	46,351,830
Net loss per share attributable to Ordinary shareholders, basic	$(0.02)	$(1.39)	$(0.00)	$(1.18)

Diluted net loss per share
Numerator:
Net loss attributable to Ordinary shares – diluted	$(5,021)	$(67,445)	$(1,333)	$(54,773)

Denominator:
Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, basic	250,777,915	48,518,124	249,095,931	46,351,830

Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, diluted	250,777,915	48,518,124	249,095,931	46,351,830
Net loss per share attributable to Ordinary shareholders, diluted	$(0.02)	$(1.39)	$(0.00)	$(1.18)

The potential shares of Ordinary shares that were excluded from the computation of diluted net loss per share attributable to Ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited

Warrants	12,349,990	12,350,000	12,349,990	12,350,000
RSUs	21,964,961	9,495,887	21,320,295	9,495,887
Outstanding share options	38,563,838	40,647,196	38,563,838	40,647,196
Issuable Ordinary shares related to business combination under holdback arrangement	3,681,030	—	3,681,030	—
Total	76,559,819	62,493,083	75,915,153	62,493,083

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-    SUBSEQUENT EVENTS

Acquisition of Gravity R&D

On July 7, 2022, the Company completed the acquisition of Gravity R&D Zrt. ("Gravity R&D") for approximately $7 million. Founded in 2007, with headquarters in Budapest, Hungary, Gravity R&D is a leading personalization recommendations technology company led by experts in algo, deep learning and data science. The acquisition is also part of Taboola's investment in a new research and development hub in Hungary.

Revolving Credit Agreement

On August 9, 2022, the Company amended its Credit Agreement to provide for a five-year senior secured revolving credit facility (the “Revolving Credit Agreement”), among the Company, Taboola, Inc., a wholly-owned Taboola subsidiary (the “Borrower”), and the lenders party thereto, with Citibank N.A., as lead arranger and JPMorgan Chase Bank, N.A., as administrative agent. The Revolving Credit Agreement provides for revolving loans in an aggregate committed principal amount of up to $90,000 (the “Revolving Loans”).

Certain representations, events of default and covenants of the Revolving Credit Agreement are substantially the same as those in the Credit Agreement. However, the Revolving Credit Agreement contains a financial covenant requiring the Company to maintain a Total Net Leverage Ratio (as defined in the Credit Agreement) as at the last day of each fiscal quarter. Borrowings under the Revolving Credit Agreement are subject to customary conditions. The lenders under the Credit Agreement and the lenders under the Revolving Credit Agreement are secured by the same collateral, including substantially all the assets of the Borrower and the Guarantors (as defined in the Credit Agreement) including stock of subsidiaries, subject to certain exceptions in the governing documents.

The proceeds of any Revolving Loans may be used for the working capital, capital expenditures and other general corporate purposes of Taboola and its subsidiaries and may also be used for Restricted Payments, Investments (including permitted acquisitions) and Restricted Debt Payments (each, as defined in the Credit Agreement) to the extent permitted under the Credit Agreement.

As of the date of filing, the Company had no outstanding borrowings under the Revolving Credit Agreement.